Harvest Energy Trust  – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES FOURTH QUARTER AND
FULL YEAR 2006 FINANCIAL AND OPERATING RESULTS

Calgary, March 12, 2007 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") today announces the release of its fourth quarter and year ended December 31, 2006 financial and operating results. The audited financial statements, notes and MD&A pertaining to the year ended December 31, 2006 are filed on SEDAR at www.sedar.com and are available on Harvest’s website at www.harvestenergy.ca on the ‘Financial Information – Financial Reports’ page. All figures reported herein are Canadian dollars unless otherwise stated. Readers are reminded that the fourth quarter results reflect only 73 days of activity from the North Atlantic Refinery Ltd and related marketing businesses ("North Atlantic"), an acquisition completed during the fourth quarter.

2006 Highlights:

  Cash Flows for the year ended December 31, 2006 increased to $551.7 million ($5.43 per trust unit), compared to $309.8 million ($6.66 per trust unit) for the prior year;

  Production of 59,729 barrels of oil equivalent per day (boe/d) was consistent with our expectations, and an increase of 63% over the full year 2005 production of 36,571 boe/d. We exited 2006 with production of 65,023 boe/d;

  Became an integrated oil and gas company with the $1.6 billion acquisition of North Atlantic on October 19, complementing Harvest’s operations in western Canada with the addition of a 115,000 barrel per day ("bbl/d") medium gravity sour refinery in Newfoundland and Labrador;

  Successfully executed a $376.9 million capital program in 2006, $363.5 million (96%) of which was invested in development and exploration activities in western Canada, including the drilling of 252 gross wells with a success rate of 98%. Approximately 87% of our 2006 production was replaced through proved plus probable reserve additions (prior to the conversion of booked undeveloped reserves) generated through development and exploration activities;

  Raised a total of $1.2 billion through the issuance of 22,672,250 Trust Units and $609.5 million principal amount of convertible unsecured subordinated debentures (including the February 2007offering);

  Our greater size and enhanced sustainability enabled us to establish a three year extendable revolving credit facility totaling $1.4 billion as well as $800 million of bridge facilities for the acquisition of North Atlantic (which have been fully repaid); and

  Maintained monthly distributions at $0.38 per trust unit despite considerable volatility in commodity prices through the year resulting in a 2006 payout ratio of 85%.

Fourth Quarter Highlights:

  Cash Flows increased in the fourth quarter to $156.3 million ($1.35 per trust unit), 62% higher than $96.4 million ($1.84 per trust unit) for the fourth quarter 2005, resulting in a fourth quarter payout ratio of 86%;

  Production averaged 63,436 boe/d during the quarter, 63% higher than 38,834 boe/d recorded in the same period in 2005;

  Drilled 57 gross wells with a success rate of 98% and invested $111.8 million in capital development, including $21.4 million invested in the refinery turnaround, plus the acceleration of approximately $20 million of our 2007 capital spending plan into 2006 to get an early start on our winter drilling program at Hay River and Red Earth;

Financial & Operating Highlights

The table below provides a summary of Harvest’s financial and operating results for the three and twelve month periods ended December 31, 2006 and 2005.

	Three Months Ended		Twelve Months Ended
FINANCIAL					2005 to 2006
($000s except where noted)	Dec. 31, 2006	Dec 31, 2005	Dec. 31, 2006	Dec 31, 2005	% Change
Revenue, net(1)	686,451	169,876	1,388,196	436,452	218%

Cash Flow(2)	156,270	96,431	551,724	309,843	78%
Per trust unit, basic(2)	$1.35	$1.84	$5.43	$6.66	(18%)
Per trust unit, diluted(2)	$1.29	$1.81	$5.24	$6.35	(17%)

Net income	1,533	75,638	136,046	104,946	30%
Per trust unit, basic	0.01	1.45	1.34	2.25	(40%)
Per trust unit, diluted	0.01	1.42	1.33	2.19	(39%)

Distributions declared	134,974	44,537	468,787	153,494	205%
Distributions declared, per trust unit	1.14	1.05	4.53	3.20	42%
Payout ratio (2)(3)	86%	57%	85%	50%	35%

Bank debt	1,595,663	13,869	1,595,663	13,869	11,405%
Senior debt	291,350	290,750	291,350	290,750	-
Convertible Debentures	601,511	44,455	601,511	44,455	1,253%
Total long-term liabilities	2,488,524	349,074	2,488,524	349,074	613%

Total assets	5,745,558	1,308,481	5,745,558	1,308,481	339%

Cash capital asset additions (excluding acquisitions)	111,769	39,476	398,292	120,508	231%

Petroleum and Natural Gas Operations

Production
Light to medium oil (bbl/d)	28,152	20,471	27,482	17,590	56%
Heavy oil (bbl/d)	13,967	13,273	13,904	13,747	1%
Natural gas liquids (bbl/d)	2,649	867	2,247	824	173%
Natural gas (mcf/d)	112,006	25,339	96,578	26,461	265%
Total daily sales volumes (boe/d)(5)	63,436	38,834	59,729	36,571	63%

Operating Netback(2) ($/boe)
Revenue	$46.80	$52.01	$51.40	$50.01	3%
Realized loss on risk management contracts	(2.14)	(3.70)	(3.40)	(5.94)	(43
Royalties	(8.69)	(8.73)	(9.18)	(8.47)	8%
As a percent of revenue	18.6%	16.8%	17.9%	16.9%	5%
Operating Expense(4)	(10.76)	(9.58)	(10.59)	(9.03)	17%
Transportation Expense	(0.50)	(0.03)	(0.56)	(0.03)	1,767%
Operating Netback(2)	$24.71	$29.97	$27.67	$26.54	4%

Refining and Marketing Operations (from October 19, 2006, the date of acquisition to December 31, 2006)

Average daily Throughput (bbl/d)	86,890	-	86,890	-
Aggregate throughput (bbl)	6,342,970	-	6,342,970	-
(1) Revenues are net of royalties and risk management activities
(2) These are non-GAAP measures; please refer to "Non-GAAP Measures" in our 2006 MD&A.
(3) Ratio of distributions declared to Cash Flows, excluding special distribution of $10.7 million settled with the issuance of trust units in 2005.

(4)      Includes realized gain on electricity risk management contract of $1.12/BOE and $1.26/BOE for the three months ended December 31, 2006 and 2005 respectively and $0.53 per boe and $0.47 per boe for the year ended December 31, 2006 and 2005, respectively.

(5)      A boe conversion ratio of six thousand cubic feet per barrel (6mcf/bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

	As at December 31, 2006		As at December 31, 2005
RESERVES (mmBOE)(1)	Gross	Net	Gross	Net
Proved reserves	159.2	137.7	87.7	77.6
Probable reserves	61.1	52.2	32.0	28.0
Total proved plus probable (P+P) reserves	220.3	189.9	119.7	105.6
(1) A summary of Harvest’s 2006 reserves is included in a separate press release issued March 12, 2007.

Message to Unitholders

2006 was a busy and exciting period of change for Harvest. We recognized early the change in our business environment and have been evolving to position ourselves for continued success. Never one to follow in others’ footsteps, Harvest has a proven track record of going against the grain to create value for our unitholders, and the steps we have taken over the last year are consistent with this strategy. We saw the opportunity to combine two strong and successful industry leaders (Harvest and Viking Energy Royalty Trust) to create an even stronger and more sustainable organization.

Over the past twelve months Harvest has focused on the development of our asset base through the execution of a large capital program, which has positioned us very well to deliver value creation in the years ahead. We also continued to look for assets that we could acquire at reasonable prices and create value through our hands-on management and investment. On October 19, we closed the acquisition of North Atlantic Refining Limited ("North Atlantic") and became an integrated oil and gas organization. This refining and marketing asset extends our participation in the hydrocarbon value chain, provides attractive financial integration with our upstream business and positions Harvest as a strong and diversified entity within the Canadian oil and gas industry as a whole.

North Atlantic Refinery

The refinery is a medium gravity sour hydrocracking facility with 115,000 barrels per stream day of capacity, supplemented by a Newfoundland marketing business comprised of 69 retail and commercial gas stations, 20,000 home heat customers, 6 home heat stores, and a marine services division. The North Atlantic business also comes complete with a highly skilled and experienced management team who have been in the refining business for many years, as well as a full complement of 700 permanent and part-time operational and technical personnel.

As a producer of light, medium and heavy grades of crude oil, getting involved with upgrading or refining assets provides us with a hedge to the discount that we are subject to in the upstream business on our medium and heavy crude oil production. Adding an infrastructure asset to our portfolio extends the long term sustainability of our cash flows. Our sustainability and free cash flow are further enhanced by the refinery’s minimal annual capital maintenance requirements. Having an integrated structure greatly differentiates Harvest from its peers and provides a significant competitive advantage. The majority of North Atlantic’s refined output consists of high value products that currently meet or exceed the world’s most stringent specifications. The remaining output is heavy fuel oil, a lower value product that presents significant future value creation opportunities through potential future investment.

Financing for the North Atlantic acquisition was initially completed using $800 million in bridge facilities while the remainder was drawn from our $1.4 billion three year extendible revolving credit facility. We closed a $638 million equity and convertible debenture financing in November, including the full exercise of the underwriters’ over-allotment option, and issued 9.5 million trust units at a price of $27.25 per unit and $379.5 million of 7.25% convertible debentures. Net proceeds from the offering were used to fully repay the $450 million unsecured bridge facility, a portion of the $350 million secured bridge facility, and a portion of the amount drawn on the three year extendible revolving credit facility.

To restore balance sheet strength and enable Harvest to take advantage of the attractive acquisition market that has prevailed in late 2006 and early 2007, we closed an additional equity and convertible debenture financing subsequent to year end. Through this bought deal financing, we raised gross proceeds of $373.8 million, including the full exercise of the underwriters’ over-allotment option, through the issuance of 6.1 million trust units at a price of $23.40 per unit and $230.0 million of 7.25% convertible debentures. Of the net proceeds, approximately $290 million was applied to fully repay the outstanding secured bridge facility, with the balance applied to the drawn portion of our credit facility.

Since closing the North Atlantic acquisition, we have been working with the strong technical and operational team at the refinery and marketing business to manage the integration of our two businesses. We are very pleased to benefit from the extensive skills, experience and abilities of the management and staff at North Atlantic and look forward to reporting results from our combined organization as we move forward.

Oil and Natural Gas Operations

In our upstream business, we started 2006 with the successful integration of Harvest and Viking in February. Following the merger, our larger size, stronger technical organization, and experienced management contributed to our ongoing efforts in assessing and bidding on properties in Western Canada. Despite an environment of escalating transaction costs, we acquired a private oil and gas company for $447 million in July, adding a little over 6,000 boe/d to our production, and giving us exposure to the exciting and prolific Leduc oil play in Sylvan Lake. Consistent with Harvest’s focused corporate growth strategy, we continued to rationalize our property base with divestitures in non-focus areas, as well as make acquisitions within or adjacent to core properties. Subsequent to the end of the year we completed a $29.9 million acquisition of a private company whose assets include primarily heavy oil production in the eastern Alberta / western Saskatchewan area.

We also maintained a very active development and exploitation capital program in 2006. We invested $376.9 million, $363.5 million (96%) of which was spent on development and exploration activities. Approximately $255.8 million (68%) was invested in drilling, completion and tie-in activities which have an immediate impact on reserves and production; 252 gross (191 net) wells were drilled in 2006 with a success rate of 98%. We realized excellent value for our drilling investment at several key properties, with recycle ratios in excess of 2.5 times at projects in Hay River, Southeast Saskatchewan, Red Earth, and Hayter, and recycle ratios greater than 2 times on projects in Lloydminster, Markerville and Suffield. Despite significant cost inflation throughout the industry, drilling costs in our operated areas stayed within 2% of our original budget. This is a credit to our skilled and experienced operations team, as well as a direct benefit of maintaining high operatorship throughout our portfolio.

In late 2006, the early onset of winter in Northern Alberta gave us the opportunity to begin our winter drilling program at Hay River and Red Earth sooner than expected, and we were able to accelerate $20 million of capital into 2006 that was budgeted for 2007. We are very pleased to be in a position to complete our drilling program ahead of schedule resulting in a portion of our 2007 capital being spent in 2006. Excluding this accelerated capital, 2006 development and exploration expenditures would total $343.5 million. After taking this into account, our 2007 upstream capital budget is now $295 million.

Although investing in facilities and infrastructure generally does not immediately add to reserves, it is important for long term sustainability, improvements in future efficiency and accessibility. We invested approximately $25 million (6.6% of our total capital) in facilities and infrastructure during the year. These investments include $13 million for a water handling upgrade in Suffield designed to enhance productive capacity through increased fluid processing, as well as just under $7 million for construction on the first phase of an all season access road in Hay River. Improving our access in Hay River is key for long term sustainability and value maximization given the significant resource potential and low recovery factor to date in the area. Further long-term growth was supported by our $15 million investment in land, seismic and enhanced oil recovery activities.

Although our integrated structure provides a natural hedge to any discount we may experience on our medium and heavy crude oil production, commodity price risk management continues to be an important part of our strategy. Through 2007, approximately 60% of our gross oil production is hedged with participating instruments that provide a firm oil price floor at approximately U.S.$56.00, but allow for participation above the floor. For the first quarter of 2007, approximately 42% of our natural gas production was hedged with a floor of $6.00 and a ceiling of $13.00, and subsequent to year end, we entered into additional contracts on approximately 30% of our 2007 natural gas production with a floor of approximately $7.00 and a ceiling of $10.27. We will continue to evaluate our hedging strategy in light of the refinery and our integrated structure.

Canadian Government’s Proposed Trust Tax

The entire income trust sector was taken by surprise on October 31 with the Canadian Government’s "Tax Fairness Plan" announcement. The Plan proposes imposing a new distribution tax on income trusts beginning in 2011. This tax would reduce the amount of cash flow that a trust has available for distributions to unitholders. Like many of our income trust peers, Harvest was and continues to be frustrated by this shift in policy that was made without consultation and seemingly in the absence of facts or data to support the decision.

On December 15, the government provided clarity around the "Normal Growth" guidelines that were included in the original proposal and were designed to limit undue expansion for income trusts. Under the proposed growth rules, an existing trust could grow 100% over the next four years; with 40% growth permitted in 2007, and 20% permitted in each subsequent year until 2011. The growth measures are cumulative, so any unused portion can be carried forward into the following year. Although we wholeheartedly disagree with any growth restrictions being placed on business, given Harvest’s size, we are well positioned in this environment relative to some smaller trusts because we have more room to grow. Also, any debt that had been incurred prior to October 31, 2006 may be repaid with equity issuances without impacting our growth limitations. The government also indicated that trusts could merge without penalty, as long as the size of the new combined trust was not greater than the sum of the individual trusts’ sizes.

We continue to work independently as well as with our industry associations (the Canadian Association of Income Funds - CAIF, and the Coalition of Canadian Energy Trusts - CCET) and various government representatives to raise awareness about the negative implications this new tax poses for all Canadians. Given our size, ability to grow and our tax pools of approximately $2.3 billion estimated at the end of 2006, Harvest is well positioned to weather potential changes. However, we want to assure unitholders that regardless of the tax regime in which we operate, we will always be committed to our value principles. We view this particular challenge as yet another opportunity for Harvest to demonstrate our unique value creation strategy.

Outlook

The past year has been an important evolutionary time for Harvest as we have positioned ourselves for the future. Today we offer unitholders a sizeable and integrated structure coupled with a strong asset base and extensive internal development opportunities. The addition of North Atlantic to our upstream oil and natural gas operations in western Canada should benefit our unitholders since our distributions will be funded by a more diversified source of cash flow. In addition, the refining and marketing business enhances our free cash flow profile and supports our commitment to maintaining manageable balance sheet levels and positioning Harvest for future growth opportunities.

In Western Canada, we will continue to focus on opportunities that are immediately adjacent to our existing operations and that can be acquired on favourable terms. Further, we will continue to develop our extensive internal portfolio of opportunities with our 2007 capital spending plan of $295 million (after the impacts of the $20 million capital accelerated into 2006). As a result of the acquisitions completed late in the fourth quarter and early in 2007, we now anticipate our 2007 production to average approximately 66,000 boe/d. With the ongoing uncertainty in the Canadian energy trust sector, we anticipate potential consolidation, in which we intend to be an active participant given our size, stability, significant tax pools, ongoing hedging strategy, committed board and skilled management team. We are not afraid to be different and will continue to seek out and take advantage of unique opportunities that others may not see. We greatly appreciate the continued support of our stakeholders and we look forward to a successful future focused on value creation.

In our refining and marketing business for 2007, we expect to invest approximately $30 million in maintenance capital, and have increased our overall discretionary capital spending from $15 million to $30 million for a visbreaker unit upgrade as well as other discretionary projects offering attractive rates of return. The visbreaker project will enable a more complete upgrade of the lower value residual fuel oil and provides a quick payout. We intend to commence the project in early 2007 and expect an on-stream date during the fourth quarter of 2008, with the majority of the work and installation being done concurrently with a planned turnaround on our Crude Unit in the second quarter of 2008. We will also continue to focus on pursuing reliable, safe operations, as well as advancing the engineering and economic feasibility of adding complete "bottoms-upgrading" capacity in the future.

Conference Call & Webcast

Harvest will be hosting a conference call and Webcast to discuss our 2006 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on March 13th, 2007. Callers may dial 1-877-888-3490 (international callers or Toronto local dial 416-695-5259) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-888-509-0081 (international callers or Toronto local dial 416-695-5275) and entering passcode 639814.

Webcast listeners are invited to go to the Investor Relations – Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest is one of Canada’s largest energy royalty trusts offering unitholders exposure to an integrated structure with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with a combined economic life index of approximately 16 years, and current production from our oil and gas business weighted approximately 70% to crude oil and liquids and 30% to natural gas. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

John Zahary President & CEO	Robert Fotheringham Vice President, Finance & CFO

Cindy Gray Manager, Investor Relations

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca